OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Movies, Showtimes & Tickets Corporation

340 S LEMON AVE #3075
Walnut, CA 91789

https://cinemigo.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering

$1/share of common stock │ Minimum $295 Investment

When you invest you are betting the company's future value will exceed $9.1M.



For details on the bonus, see below.

Investment

Maximum 1,000,000 shares of Common Stock* ($1,000,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Movies, Showtimes & Tickets Corporation (Cinemigo)
Corporate Address	340 S LEMON AVE # *3075* WALNUT, CA 91789, UNITED STATES
Description of Business	Development of iOS, Android and web beta versions of Cinemigo - a social movie recommendation app that helps people to find movies in theaters and streaming online quickly and connects to like-minded movie lovers. We plan to receive profit from advertising, referral earnings and freemium purchases at App Store and Play Market platforms.

Type of Security Offered   Common Stock (the "Shares")

Purchase Price of Security $1.00
Offered

Minimum Investment $295
Amount (per investor)
Cinemigo is a Trade Mark that belongs to Movies, Showtimes & Tickets Corporation (we're in the final phase of its registration). 100% of the money we're fundraising during this campaign will be spent on Cinemigo project as described below.

Perks**

If you invest more than $5,000, your name may be displayed in cinemigo.com's Hall of Fame forever.

If you invest more than $10,000, you can have a private dinner with our CEO. Also, your name will be placed in cinemigo.com's Hall of Fame forever.

**All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Movies, Showtimes & Tickets Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We're developing iOS, Android and web beta versions of Cinemigo - a social movie recommendation app that helps people to find movies in theaters and streaming online quickly and connects to like-minded movie lovers. We plan to receive profit from advertising, referral earnings and freemium purchases at App Store and Play Market platforms. Cinemigo is a Trade Mark of the product that belongs to Movies, Showtimes & Tickets Corporation (we're in the final phase of its registration).

Sales, Supply Chain, & Customer Base

No sales or clients yet.

Competition

Our key competitor is IMDB.

Liabilities and Litigation

The Company has an outstanding balance with contractor Yuriy Zabolotin for $11,302.50 with no interest but that will need to be paid in 2018. The Company also has an outstanding balance with contractor Evgeniy Arsenyev for $40,904.33 which bears no interest but will need to be paid in 2018. These debts are company friendly and on no-interest terms. The contractors continue to perform work for the Company and Evgeniy Arsenyev became a co-founder of the Company, now holding 17% of its shares. The Company is aware of no pending litigation against the Company in which it is a named defendant.

The team

Officers and directors

Oleg Konko	CEO, creative & design director and Board Director

Oleg Konko
Mr. Konko is a co-founder who owns 83% of share so the Company. Mr. Konko is a serial entrepreneur, a former design director at a company with an IPO exit and a design agency founder. Mr. Konko has a balanced mix of experience in different areas: business management, marketing and design and a relevant technical background. He has a systems approach to leadership, a strategic thinker and works with purposefulness. His experience includes serving in 2010-2012 as the CEO and founder of e-store IzLiv in the Ukraine; in 2013-2014 as Head of Digital Marketing Department at Hubert Burda Media (Ukranian branch of German company); in 2014 as the Design Director at ShareRoot Co. in the US; in 2015-2016 as CEO at WegoDesign Agency in

the Ukraine; and in 2017-Present as the CEO of the Company in the US.

Number of Employees: 10

Related party transactions

A contract for development was concluded with one of our developers (Evgeniy Arsenyev) who become a co-founder with 17% share a few months later. Currently, we have an outstanding debt of $40,904.330 to him that have to be paid this year.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **In general, Investing in a company is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Transfer of Stock Purchased** Any stock/note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Illiquid Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.
- **Future Funding** We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In

addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Business Projections** There can be no assurance that the company will meet those projections. There can be no assurance that the company will make money and that it will only do so if there is sufficient demand for a product, people think its a better option than the competition and the Company has priced its services at a level that allows the company to make a profit and still attract business.

- **Software** Our software may fail either in actually being a useable product or in use once released to the public. There is no guarantee that our software will be without glitches or hiccups that may affect the performance and continued use of the program by consumers.

- **Compatibility with Operating Systems** We may not be successful with providing a completely seamless application that will be compatible with all operating systems. There exists a possibility that we may run into obstacles regarding making our application compatible with iOS and Android. There also exists a possibility that there will be software failures on either or both operating systems. For example, the application may drain battery at such a high rate that users may prefer to not use the application.

- **Consumer Preferences** There exists the possibility that the application may not garner enough attention or attraction to be successful. It also is possible that users may abandon use of the application in favor of a competitor or find the application is not necessary for the movie experience.

- **Competition** There are several potential competitors who are better positioned than we are to take the majority of the market. We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **There is no patentable technology behind the Company** Our intellectual property is minimal. Our competitive advantage hinges on establishing a strong leadership in this new market before others can replicate the platform.

- **Need of Additional capital** Even if we raise the maximum sought in this offering, we may need to raise more funds soon thereafter. The capital raise from this offering will help us improve our mobile applications and should fund the growth of the company for 7 to 8 months before we will need to raise additional capital.

- **Development risks** We face a risk of defective software and, as a result, a damaged reputation and potential litigation. There is always the possibility that someone could use our platform to hurt or steal something from someone. If any of the products listed on our site contain defects, or have reliability, quality or compatibility problems or injure a user of the product, our reputation could be damaged significantly and customers might be reluctant to use our services, which could result in the loss of revenues. Additionally, users who are injured by such products may file a lawsuit against us. Such expenditures and the effect on our reputation and defending potential lawsuits could have a material adverse effect on the business, financial condition and results of operations of the Company. Product Development Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in development, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.

- **Outsourcing Contractors** In order to hire skilled developers while keeping our limited budget in mind, we brought our team members on board as full-time outsourced employees working out of Ukrainian office. They're paid by one of our co-founders based on a contract he signed with our company before he assumed that role. One more developer has a direct contract with the company. Once we have a proper budget, we plan to officially hire every team member as a full-time employee or direct contractor. For now, the only official employee is our CEO.

- **Management Discretion as to Use of Proceeds** The company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the application allocation of the proceeds of the offering. The use of proceeds described below is an estimate based on our current business plan. The company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and we will have broad discretion in doing so.

- **Dividends** We do not intend to pay dividends on any investment in the shares of stock of our company. We have never paid any cash dividends, and currently, do not intend to pay any dividends for the foreseeable future. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock's price. This may never happen and investors may lose all of their investment in our company.

- **Performance and Reliability of Contractors** The company will rely on independent contractors for substantial parts of its production, so long-term success is contingent on the performance and reliability of these parties. The company will mitigate this risk through personal supervision of independent contractors to the greatest degree possible.

- **Forward Looking Information** Any projection or forward-looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, the actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **The platform is software and vulnerable to hacking.** If the Company's product is compromised by hackers, it could harm the Company's customers and damage the Company's reputation which would adversely affect revenue. The Company's product was designed to protect customers and their data from hacking. If hackers are successful in defeating the security of the Company's product, it could harm our customers and damage our reputation. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.

- **Timeline of any future deliverables** Timeline of any future deliverables could be delayed or not completed. There can be no assurance that the Company's product and any future development plans will be delivered on the projected timeline or at all, or that the product will perform as intended in the future. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.

- **Marketing costs are volatile and can impact our growth and profitability** Marketing of the Company's product and services can be done through a variety of outlets, and part of the success of the product and services may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain consumers. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability. There is no guarantee that any of our marketing efforts will attract new consumers or game developers or publishers.

- **Your investment could be illiquid for a long time.** Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the water sports industry. However, that may never happen or it may happen at a price that results in your losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there is a wide range of factors that will impact the value of your investment that are out of our control, including but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the cost of capital and the perceived synergies between our Company and the acquirer.

- **Availability of Personnel** Availability of Personnel In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Various team members may not be available at different stages in the development, production or postproduction of the film, in which case suitable personnel will be substituted by management. Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.

- **An economic downturn or a decrease in business growth** An economic downturn or a decrease in business growth in the United States could significantly harm the Company's business. National, regional and local economic conditions, such as recessionary economic cycles, a protracted economic slowdown or a worsening economy could adversely affect disposable consumer income and business growth in the United States. Although the Company believes we have an affordable and unique product offering, unfavorable changes in these factors or in other business and economic conditions affecting our customers could reduce customer purchases of the Product, impose limits on pricing and increase costs, any of which could lower profit margins and have a material adverse effect on our results of operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Oleg Konko, 83.0% ownership, Common Stock

Classes of securities

- Common Stock: 9,000,000

The Company is authorized to issue up to 10,000,000 shares of common stock.

There are a total of 9,000,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, as the case may be.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, as may be authorized in the future, (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL

INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until November 2018.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 7 months without net income generation.

If we will receive $900,000 to last for 7 months we anticipate spending money on research and development, including external APIs costs, hosting provider costs, salaries, cost of contractors (including current debt), lawyers and CPA costs, marketing costs to promote our app.

Financial Milestones

We have only recently emerged onto the scene at essentially breakeven results.

The company will invest in the growth of the brand and will generate net income losses as a result. Management believes the company will generate positive net income beginning in 2021. Once the web platform and mobile app development are complete, we will enter the movie market in Q4 2018 and begin generating revenue.

One of our sources of income will be referral earnings, which include revenues from ticket sales and online streaming. We expect to begin seeing revenue from referral earnings in the fourth quarter of 2018. Next year, we expect to receive the first revenues from the App Store and Play Market for our premium subscriptions (also known as the freemium system). Our app will be free, but we'll have paid premium features (dating features with advanced filters to search for like-minded users by distance, gender, age and more). In the first half of 2019, we also anticipate starting to earn money from relevant advertising, which will mostly consist of personalized advertising for movie studios, streaming platforms, and movie theaters. Without in-app streaming and ticket purchases, we can aggregate all the best movies without licensing issues and globalize business quickly."

We believe that **next year** our income will be enough to continue further development of own money. However, our main efforts will be directed to gain as much share of the movie market as possible.

We will then expand to additional markets, expecting to spend more money, than our revenue for the first two years. This will require raising additional funds as we proceed. Funds may be raised in all the traditional ways.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds" to execute on our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have no cash on hand. The Company believes that the proceeds from the Offering will be sufficient to meet its expected cash requirements for currently planned operations for the next 7 months. In order for the Company to take advantage of growth opportunities and ultimately achieve profitability, it may be required to obtain capital from external sources, increase revenues and reduce operating costs. However, there can be no assurance that the Company's operations will become profitable or that external sources of financing, including the issuance of debt and/or equity securities, will be available at times and at terms acceptable to the Company, or at all. The issuance of additional equity or convertible debt securities will also cause dilution to the company's stockholders. The Company's primary sources of capital are proceeds from the Offering, other sales of equity or debt securities, and sales of products and services.

With regard to liquidity, the Company is in a steady operational state with established short-term and mid-term growth goals that have been shared, but the Company is capital constrained. The Company believes in order to accomplish the projected sales growth, the Company will require both an initial crowdfunding and then to move toward a larger $1MM capital infusion during 2019.

We do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company to drive growth. Therefore, we believe the most likely path to making a positive return on your investment is through the successful sale of the business. A third possibility for liquidity is through an initial public offering, although this is not likely.

Indebtedness

The Company has an outstanding balance with our contractor Yuriy Zabolotin for $11,302.5 which bears no interest but will need to be paid in 2018. Also, the Company has an outstanding balance with our contractor Evgeniy Arsenyev for $40,904.33 which bears no interest but will need to be paid in 2018.

Recent offerings of securities

None

Valuation

$9,000,000.00

The price of the shares merely reflects the opinion of Movies, Showtimes & Tickets Corporation as to what would be a fair market value or industry standard for a company with a similar timeline, quality of products (iOS, Android, and Web), local experienced team, money invested, and a concept with huge growth potential. This valuation also allows us to raise enough money that we deem necessary to grow without diluting us and inhibiting our freedom to develop. The Company has also compared the value of similarly situated competitors and market value and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,000,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$100,000
Net Proceeds	$9,000	$900,000
Use of Net Proceeds:		
R& D & Production	$1,000	$150,000
Marketing	$3,000	$310,000
Working Capital	$5,000	$440,000
Total Use of Net Proceeds	$9,000	$900,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,000,000, we believe the amount will last us up to 10 months and plan to use the net proceeds of approximately $900,000. After that, we plan to have a profit and additional seed round investment.

The main purpose of this raise will be to perfect the product, maintain team and administration integrity and begin an intensive marketing push. This amount of money will not be the only money we raise this year. We are in an effort to build a coalition of angels and raise enough money where we can begin putting serious money behind our marketing efforts and have a competitive payroll so we can attract top-notch talent.

Marketing expenses in connection with the minimum offering include digital and social marketing advertising in connection with pursuing the maximum offering. Marketing expenses out of the proceeds of the maximum offering include engaging a marketing firm, digital and social marketing advertising, promotional events in anticipation of achieving the offering amount, and marketing and advertising our mobile and web app.

R&D: We must always be up to date in terms of our technological capabilities and safety procedures. We will use the money to secure insurance for individualized items and to integrate software, do a background check on our users and improve our product. R&D also includes the cost of external APIs and server maintenance.

Working Capital: We will use or working capital to maintain a roof over our teams' heads and to allow our founders and co-founders to earn an income that will allow us to focus primarily on the project. It includes contract/outsourcing expenditures. Part of it can be used to pay debts for ongoing development contracts. It includes using third-party consultants including lawyers.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of net proceeds reserved for one category to another, and we will have broad and absolute discretion in doing so.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://cinemigo.com/investors/ in the top part of the page labeled as the annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Movies, Showtimes & Tickets Corporation

[See attached]



Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (818) 330-3550

Independent Accountant's Review Report

Mario Marcel CPA

To Management
Movies, Showtimes & Tickets Corporation
Walnut, CA

I have reviewed the accompanying statements of assets, liabilities and stockholder's equity as of May 31, 2018 for Movies, Showtimes & Tickets Corporation and the statements of revenues and expenses for the interim period ended May 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Mario Marcel, CPA   California Board of Accountancy   Member of AICPA

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Woodland Hills, California
Monday, July 16, 2018

MOVIES, SHOWTIMES &
TICKETS CORPORATION

FINANCIAL STATEMENTS
(UNAUDITED)

SINCE INCEPTION

September 2017 through May 2018
MOVIES, SHOWTIMES & TICKETS CORPORATION
Index to Financial Statements
(unaudited)

MOVIES, SHOWTIMES & TICKETS CORPORATION
BALANCE SHEETS
as of December 31, 2017 and May 31, 2018
(unaudited)

	As of May 31, 2018	As of Dec 31, 2017
ASSETS		
Current Assets		
Bank Accounts		
Checking	-$12.17	$505.36
PayPal		
Savings	$0.00	$0.00
Total Bank Accounts	-$12.17	$505.36
Accounts Receivable		
Accounts Receivable	$0.00	$0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Total Current Assets	-$12.17	$505.36
Other Assets		
Startup Costs		
Bank Fees	$0.00	$0.00
Legal Fees	$0.00	$0.00
Fundraising Fees	$0.00	$0.00
Development	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	-$12.17	$505.36
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$52,206.83	$0.00
Total Accounts Payable	**$52,206.83**	**$0.00**
Other Current Liabilities		
Payroll Liabilities	$0.00	$0.00
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$52,206.83**	**$0.00**
Total Liabilities	**$52,206.83**	**$0.00**
Equity		
Owner's Investment	$530.36	$12,474.28
Retained Earnings	$0.00	$0.00
Net Income (Loss)	-$52,749.36	-$11,968.92
Total Equity	**-$52,219.00**	**$505.36**
TOTAL LIABILITIES AND EQUITY	-$12.17	$505.36

Please see independents accountants review report and the notes to the financial statements

MOVIES, SHOWTIMES & TICKETS CORPORATION
STATEMENTS OF OPERATIONS
for the periods September 2017 through May 2018
(unaudited)

	Jan - May 2018	Sept - Dec 2017
Income		
Revenue		
Sales	0.00	0.00
Returns	0.00	0.00
Total Income	**$0.00**	**$0.00**
Cost of Goods Sold		
Cost of Goods Sold	52,206.83	11,680.42
Fees	0.00	0.00
Shipping	0.00	0.00
Total Cost of Goods Sold	52,206.83	11,680.42
Gross Profit	(52,206.83)	(11,680.42)
Expenses		
Advertising	0.00	0.00
Auto Insurance	0.00	0.00
Auto Lease	0.00	0.00
Auto Repairs	0.00	0.00
Auto: Gas	0.00	0.00
Bank Service Fee	50.00	0.00
Contractors and freelancers	0.00	0.00
Donations	0.00	0.00
Legal Fees	299.00	0.00
Meals & entertainment	0.00	0.00
Office Equipment	0.00	0.00
Office expense	0.00	0.00
Office Supplies	0.00	0.00
Rent	0.00	0.00
Repairs	0.00	0.00
Subscriptions/Dues/Memberships	193.53	288.50
Telecom Expense	0.00	0.00
Travel	0.00	0.00
Travel: Lodging	0.00	0.00
Utilities	0.00	0.00
Total Expenses	52,749.36	11,968.92
Net Operating Income	(52,749.36)	(11,968.92)

Please see independents accountants review report and the notes to the financial statements

MOVIES, SHOWTIMES & TICKETS CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
for the periods September 2017 through May 2018
(unaudited)

	Common Stock		Paid in Capital	Stockholders' Equity
	Shares	Amount		
beginning balance	0	$0.00		
12/31/2017	0	$0.00	$12,474.28	$12,474.28
5/31/2018	9,000,000	$90.00	$25.00	$12,499.28
balance, end of period	9,000,000	$90.00	$12,499.28	$12,499.28

Please see independents accountants review report and the notes to the financial statements

MOVIES, SHOWTIMES & TICKETS CORPORATION
STATEMENTS OF CASH FLOWS
for the periods September 2017 through May 2018
(unaudited)

	Jan - May 2018	Sept - Dec 2017
OPERATING ACTIVITIES		
Net Income	$0.00	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Startup Costs	-$52,466.36	-$11,968.92
Increase (Decrease) in Notes Payable	52,206.83	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$542.53	-$11,968.92
Net cash provided by operating activities	-$542.53	-$11,968.92
INVESTING ACTIVITIES		
Owners' Investment	$530.36	$12,474.28
Net cash provided by investing activities	$530.36	$12,474.28
Net cash increase for period	-$12.17	$505.36

Please see independents accountants review report and the notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

MOVIES, SHOWTIMES & TICKETS CORPORATION was formed September 2017 ("Inception") in the State of Delaware. The financial statements of MOVIES, SHOWTIMES & TICKETS CORPORATION (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Walnut, CA.

MOVIES, SHOWTIMES & TICKETS CORPORATION is developing iOS, Android and web beta versions of Cinemigo - a social movie recommendation app that helps people to find movies in theaters and streaming online quickly and connects to like-minded movie lovers. We plan to receive profit from advertising, referral earnings and freemium purchases at App Store and Play Market platforms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

>   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

>   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

>   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and May 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from advertising and referral earnings when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Based on proper contracts the company has an outstanding traditional debt to two of its developers (one of them has become a co-founder later) for $52,206.83. The debt notes bear no cash interest, with the balance due and payable on January 1, 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized 10,000,000 shares of common stock with par value of $$0.00001. As of March 25, 2018, the company has currently issued 9,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There was concluded contract for development with one of our developers who become a co-founder few months later and for now we have outstanding debt $40,904.33 to Evhen Arsenyev.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through June 25, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

 
CINEMIGO ™ | Movies, Showtimes & Tickets Corporation is pending **StartEngine Approval.**

[▶ PLAY VIDEO]

CINEMIGO ™ | Movies, Showtimes & Tickets Corporation
AI-based social movie app
● Small OPO   🏠 Walnut, CA   🏷 Events   🌐 Accepting International Investment

0
Investors

$0.00
Raised of $10K - $1M goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

INVEST IN THE FUTURE OF THE $124B MOVIE MARKET!

$124b Movie Market Issue



Average minutes per day spent searching for content across age groups

● Searching   ● Viewing

Source: Ericsson ConsumerLab, TV and Media, 2017
Base: Population 16-69 that watches TV/video at least weekly and has broadband at home,
in Brazil, Canada, China, Germany, India, Italy, Russia, South Korea, Spain, Sweden, Taiwan, UK and US

There is a huge global movie market with an overall volume of $124 billion US. And there is one key issue that we're trying to solve... Today's world is full of noise that overwhelms us with information. Every year, studios produce tons of movies and TV shows...

Netflix subscribers spend 19 minutes a day and 9.5 billion total hours searching for movies through the most advanced AI recommendation system. And it seems this problem with streaming platforms is getting worse over time!

Music services like Spotify or Pandora successfully use AI-based recommendation systems. However, it's obvious that an average song is about 50 times shorter than a movie and contains only audio data.
We believe that **pure AI won't work with movies** for at least 10 more years.

Maybe movie ratings from IMDb or Rotten Tomatoes could help? Unfortunately, they're just statistics representing other people's taste.

Is There No Simple Way to Select Good Movies?

You know, there is probably nothing more effective than the **recommendations of friends with similar taste**! But it's **not easy to find** like-minded people, especially those who already watched a movie you're interested in.



Meet CinemiGo!



What is CinemiGo?

AI-Based Social Movie App

that simplifies theatrical and streaming movie selection by connecting people with similar taste

---

How It Works



Cinemigo is not a movie encyclopedia and includes only the best



Cinemigo is not a movie encyclopedia and includes only the best theatrical and streaming releases. Even a child can use the app **easily**. Our movie feed is based on a **combination of AI and social recommendations** (liking and following) that already proved to be effective on Facebook's News Feed. Cinemigo's AI brings together people with similar taste and shortens the movie selection process to a couple of minutes!

Moreover, our **social feed** helps users get to know their friends better as well as discuss and track movies they want to watch together.

CHOOSE THE BEST MOVIES EASILY!	BECOME CLOSER WITH FRIENDS!	IMPROVE YOUR MOVIE EXPERIENCE!
• Track the best movies in theaters and online; • Use ratings based on friends' opinions	• Learn about your friends' taste in movies; • Find people with similar preferences	• Track all the movies they would like to see; • Discuss movies and invite your cinemigos





These pictures are real app screenshots inside computer-generated smartphone mockups. The final release's design may be slightly different.

COMPARISON TO COMPETITORS (based on our own research)

Feature / Product	Cinemigo	IMDb	R. Tomatoes	MetaCritic	Letterboxd	Flixter
Fast movie selection	yes	no	no	no	no	no
Mobile-first UI	yes	no	no	no	no	yes
AI algorithms	yes	no	no	no	no	no
Personalized ratings	yes	no	no	no	no	no
Social-based ratings	yes	yes	yes	no	yes	yes
Transparency of ratings	yes	no	no	no	yes	no
Dating features	yes	no	no	no	no	no
Chats and Invitations	yes	no	no	no	no	no

Successful Launch of a Beta

Before the launch, we dedicated four months to testing nine MVP models on **Stanford and UCLA** campuses. Finally, we've created a private beta version on **iOS, Android and web** platforms that received exciting feedback from our testers! Our next product milestone is the public release of all versions.



Product Milestones

03.2017		03.2018		10.2018		03.2019		06.2019

Start of the development

Beta release of iOS, Android and web version

Anticipated release of Apple TV version

Anticipated release of tablet versions

08.2017   06.2018   01.2019   04.2019

First product prototype

Start of MVP testing in campuses

Anticipated releases of public versions

Anticipated release of voice assistant version

Anticipated release of Apple Watch version





Watch our beta version demo!

Market-to-Go Strategy

Without in-app streaming and ticket purchases, we can aggregate all the best movies without licensing issues and **globalize business quickly**.

In the first few months, we'll adopt a natural growth strategy. Our **volunteer testers** attracted on campuses will help us to grow faster! We believe that Cinemigo's **referral system** will help to spread the app worldwide as well.

After the project attracts additional investment, we plan on conducting a one-week promo campaign at 1,200 movie screenings in California.

ANTICIPATED AUDIENCE GROWTH (by million users)



This year, we plan to release the app in the 29 biggest countries

Why Does Hollywood Need Us? A Key Source of Revenues

MOVIE STUDIOS SPENDINGS FOR TV ADVERTISING IN USA, 2015



*Source: variety.com/2016/film/features/
movie-marketing-advertising-tv-campaigns-1201724468/*

It's difficult to find global statistics about ad spending in the movie industry. However, just one Hollywood company (Disney) spent $2.6 billion US in advertising last year. We believe that **global movie industry spending was at least $10 billion** US.

With Cinemigo's help, they should be much more effective in how they spend their marketing budget. Moreover, they can better understand users' tastes and improve their production.

What is the **key difference between us and any other advertising platform for movie studios**? We're a social platform that cares about the audience's preferences. Instead of guessing, we already know them based on what users like and whom they follow.

We use the same simple and effective approach that Facebook personalized ads do. We believe that's one of the key reasons for their success.

Our potential advertisers should be big companies like **Disney, Lionsgate**, Warner Brothers, Universal Studios, MGM, Columbia, and Paramount. We are in the process of building **relationships with the biggest players** and have had **meetings with executives from two of these studios.**

What the studios need to do is start embracing the front end of the business to start knowing who their customers are, and to start building mechanisms to communicate with them, and tell them when their new product is coming out.
source: variety.com

- Steve Jobs, 2011



Referral and Freemium Earnings

Cinemigo gathers all the best movies both in theaters and online. In essence, it's a kind of movie marketplace. Our second source of income will be referral earnings, which include revenues from ticket sales and online streaming. The company has already concluded a contract for Fandango's referral program. This year, we anticipate having a referral program with **iTunes, Netflix, Amazon Video**, HBO Now, Hulu, Vudu, CBS and all the big movie market players.

Our app will be free, but we'll have **paid premium features**. Users will look to it for dating based on common taste and interest in movies. The premium account will have advanced filters to search for like-minded users by distance, gender, age and more.




Potential Exit

We believe that the app improves the movie experience and ultimately increases global theatrical and streaming revenues, so we believe companies like **Fandango, Netflix, Amazon, Warner Bros.,** AMC, Disney, Hulu, and HBO Now should be interested in acquiring us.





In-House Team and 7,000+ Hours of Development

Our key values are our users and a balanced team that devoted almost one year to the development and includes two co-founders.

One of them is a serial entrepreneur who has top-level experience in both design and marketing. The other is a seasoned team lead who has great experience working with *high-load* projects.





Cinemigo's awesome development team!

Meet Our Team




Oleg Konko
CEO, creative & design director and Board Director
A co-founder who owns 83% of shares. A serial entrepreneur, former design director at a company with an IPO exit and design agency founder. A balanced mix of experience in different areas: business management, marketing, and design (alongside with relevant technical background). System approach, leadership, strategic thinking, stress resistance, purposefulness. 2010-2012 CEO and founder of e-store Izliv (Ukraine) 2013-2014 Head of Digital Marketing Department at Hubert Burda Media (Germany, Ukrainian branch); 2014-2014: Design Director at ShareRoot Co. (USA); 2015-2016: CEO at WegoDesign Agency (Ukraine); 2017-Present: CEO of Movies, Showtimes & Tickets Co. (USA).



Eugene Arsenyev
Software architect
A co-founder who owns 17% of shares. Eugene is an IT professional with 14+ years in the industry, working on different projects as a developer, team lead, and software architect. A team lead of a popular donation-driven social network and own development agency founder. Eugene works as a part-time employee for around 20 hours per week (primary job). He has huge experience in developing and supporting high-load projects as well as organizing and mentoring development teams to deliver high-quality solutions. 2007-2013 Senior Developer, FlexAspect (Ukraine) 2011-Present: Team Lead at famous donation-driven social network (NDA, USA); 2017-Present: software architect at Cinemigo (Ukraine)



Julia Arsenyeva
Project manager
Over 9 years of professional experience in project management at different areas of IT industry. Julia works as a full-time employee.





Yuriy Zabolotin
Mobile team lead
Mobile app developer with 10 years of experience. Yuriy works as a part-time employee for around 20 hours per week (primary job).





Alex Kovalyov
Web team lead
A web developer with over 9 years of experience and analytical skills. Alex works as a part-time employee for around 20 hours per week (primary job).





Alex Novikov
Front-end developer
Modern technologies and functional design, and 8+ years of experience. Alex works as a part-time employee for around 20 hours per week (primary job).








   

Dmitry Shlyakhov	**Serge Rudenchenko**	**Michael Gudov**	**Anthony Gorlov**
Web developer	Web developer	Android Developer	iOS developer
A full stack web developer experienced with all stages of the development cycle for web projects. Dmitry works as a full-time employee.	*A creative full stack developer who enjoys learning new technologies and writing well-structured code. Serge works as a full-time employee.*	*A developer with deep knowledge of modern mobile development technologies and attention to details. Michael works as a full-time employee.*	*A developer with extensive knowledge of modern mobile development technologies and attention to details. Anthony works as a full-time employee.*

Offering Summary

The Offering

$1/share of common stock | Minimum $295 Investment

When you invest you are betting the company's future value will exceed $9.1M.



For details on the bonus, see below.

Investment

Maximum 1,000,000 shares of Common Stock* ($1,000,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Movies, Showtimes & Tickets Corporation (Cinemigo)
Corporate Address	340 S LEMON AVE # *3075* WALNUT, CA 91789, UNITED STATES
Description of Business	Development of iOS, Android and web beta versions of Cinemigo - a social movie recommendation app that helps people to find movies in theaters and streaming online quickly and connects to like-minded movie lovers. We plan to receive profit from advertising, referral earnings and freemium purchases at App Store and Play Market platforms.
Type of Security Offered	Common Stock (the "Shares")
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$295

Cinemigo is a Trade Mark of the product that belongs to Movies, Showtimes & Tickets Corporation (we're in the final phase of its registration). 100% of the money we're fundraising during this campaign will be spent on Cinemigo project.

Perks**

If you invest more than $5,000, your name may be displayed in cinemigo.com's Hall of Fame forever.

If you invest more than $10,000, you can have a private dinner with our CEO. Also, your name will be placed in cinemigo.com's Hall of Fame forever.

**All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Movies, Showtimes & Tickets Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

[SHOW MORE]

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow CINEMIGO ™ | Movies, Showtimes & Tickets Corporation to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

Do you know that an average user of a streaming platform spends up to 20 minutes a day searching for a movie? That's 120 hours a year or one year of their life! Is there no easier way? There is! Because you'll only need a couple of minutes with the help of Cinemigo! Join Cinemigo now!

Video 2

You know the kind of movies you like to see in theaters. You have specific tastes, you just don't have time to sift through all the options and outlets. Frankly, with new movies coming out every week (and sites listing every movie that came out since the camera was invented), who does? Cinemigo does. Think of Cinemigo like a close friend who knows your tastes inside and out, who's always ready with a recommendation or three to save you time and money, who are always keeping an eye out for new cinema or digital movie releases you'll love. But who is Cinemigo? Unrivaled personalization artificial intelligence that adapts as you interact with it, making sure you never sit through a bad flick again (or miss a good one.) And you can even connect with real-life people with similar tastes who can point you in the right direction, right alongside the revolutionary movie-watching A.I. Find only new movies and only you movies! Get Cinemigo today and experience a difference of moviegoing personalized to perfection!

Video 3

Cinemigo! Never miss a movie showtime or streaming release specific to your tastes, and connect with moviegoing soulmates who'd like to watch it too! Join Cinemigo now for free! Coming Soon.

Video 4

/Energetic music is playing/

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.